UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On February 24, 2025, the board of directors (the “Board”) of Fusion Fuel Green PLC (“Company”) elected Luisa Ingargiola as a Class II director of the Company. On the same date, Rune Magnus Lundetrae resigned as Chairman of the Audit Committee of the Board (the “Audit Committee”), and the Board named Ms. Ingargiola as Chairman of the Audit Committee, a member of the Compensation Committee of the Board (the “Compensation Committee”), and a member of the Nominating Committee of the Board (the “Nominating Committee”). Mr. Lundetrae will remain as a director and member of the Audit Committee, the Compensation Committee, and the Nominating Committee.

There is no arrangement or understanding between Ms. Ingargiola and any person pursuant to which she was selected as director. There are and have been no transactions in which Ms. Ingargiola has an interest requiring disclosure under Item 404(a) of Regulation S-K.

Under a non-executive director appointment letter between the Company and Ms. Ingargiola in the Company’s standard form, dated February 24, 2025 (the “Director Agreement”), Ms. Ingargiola will be paid a total annual fee of $70,000, including $10,000 for service as Audit Committee Chairman. Payments will be made quarterly in advance. The Company also agreed to reimburse Ms. Ingargiola for pre-approved reasonable business expenses incurred in good faith in connection with the performance of his duties for the Company. On the same date, the Company and Ms. Ingargiola entered into the Company’s standard form of indemnification agreement.

On February 27, 2025, the Company issued a press release announcing the election of Ms. Ingargiola to the Board and her committee appointments. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The information herein and the press release attached as Exhibit 99.1 hereto and the statements contained therein may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

This Report on Form 6-K (other than Exhibit 99.1 hereto) is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
99.1	Press Release dated February 27, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: February 27, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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